SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 13, 2002

THE PROGRESSIVE CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	1-9518	34-0963169
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6300 Wilson Mills Road, Mayfield Village, Ohio   44143

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code 440-461-5000

Not Applicable

(Former name or former address, if changed since last report)

TABLE OF CONTENTS

Item 9.   Regulation FD Disclosure.

On August 13, 2002, each of the Principal Executive Officer, Glenn M. Renwick, and the Principal Financial Officer, W. Thomas Forrester, of The Progressive Corporation ("Progressive") made sworn statements pursuant to Securities and Exchange Commission Order No. 4-460. A copy of each of these statements is attached hereto as an Exhibit.

On August 13, 2002, each of the Principal Executive Officer, Glenn M. Renwick, and the Principal Financial Officer, W. Thomas Forrester, of Progressive made certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, accompanying Progressive's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. A copy of each of these certifications is attached hereto as an Exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 13, 2002

THE PROGRESSIVE CORPORATION

By: /s/ W. Thomas Forrester

Name: W. Thomas Forrester
Title: Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No. Under Reg. S-K Item 601	Form 8-K Exhibit No.	Description
99	99.1	Statement under oath of the Principal Executive Officer, Glenn M. Renwick, of The Progressive Corporation, pursuant to Securities and Exchange Commission Order No. 4-460.
99	99.2	Statement under oath of the Principal Financial Officer, W. Thomas Forrester, of The Progressive Corporation, pursuant to Securities and Exchange Commission Order No. 4-460.
99	99.3	Certification of the Principal Executive Officer, Glenn M. Renwick, of The Progressive Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99	99.4	Certification of the Principal Financial Officer, W. Thomas Forrester, of The Progressive Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.